August 24, 2019

Jielun Zhu
Chief Financial Officer
I-Mab
Suite 802, West Tower, OmniVision
88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China

       Re: I-Mab
           Draft Registration Statement on Form F-1
           Submitted July 29, 2019
           CIK No. 0001778016

Dear Mr. Zhu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted July 29, 2019

Prospectus Summary
Overview, page 1

1. We note your references throughout your registration statement to your product candidates
       as potentially "first-in-class" or ``best-in-class   biologics. These
terms suggest that the
       product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates.
       Please delete these references throughout your registration statement. If your use of these
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         terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.
Commercial Opportunities in China and Our Unique Position, page 1

2. The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In the presentation of your business, you state you are "one of the top clinical stage innovative biotech companies in China."
         We also note your statement on page 4 that you are regarded as an ideal China partner based on your strong development capabilities and proven track record. Please tell us the basis for these claims and balance your summary presentation by providing equally prominent disclosure about the competitive and regulatory challenges you face.
Fast-to-Market China Approach, page 2

3. Statements indicating safety and efficacy are not appropriate for product candidates in clinical trials. Safety and efficacy determinations are solely within the authority of the applicable regulators and are continually assessed through all phases of clinical trials.
         Please revise your document to remove all statements that indicate or imply that your product candidates are safe or effective, including preliminary indications of safety or efficacy. We specifically note the following examples:
           On page 2, "All of these investigational drugs have passed Phase 1 or Phase 2 clinical trials with favorable safety and preliminary efficacy data in Europe, the United States or elsewhere"
           On page 5, "TJ202 is a differentiated CD38 antibody originally developed by
             MorphoSys with good clinical safety and efficacy data..."
           On page 6, "The clinical safety and effect of TJ107 on T cells have been demonstrated in multiple previous and ongoing clinical trials in South Korea and the United States"
           On page 136, "TJ202 was safe..."
           On page 139, "TJ107 provides additional treatment efficacy when combined with PD-
             1/PD-L1 therapies..."
           On page 142, "TJ101 demonstrated a good safety profile..."
           On page 144, "Overall, TJ101 was shown to be safe..."
           On page 145, "There results indicated that weekly or twice monthly treatment with
             TJ101 produced clinical efficacy..."
           On page 146, "TJ301 demonstrated efficacy in pre-clinical
studies..."
           On page 148 and 149, "TJ301 was safe...[t]he safety profile of TJ301 was favorable..."
           On page 154, "The combination of enoblituzumab and pembrolizumab demonstrated
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             acceptable safety..."
         These examples are provided for illustrative purposes and this is not a complete list of statements indicating that the product candidates are safe or effective. Note that you may present the summary results from the clinical trials without presenting your conclusion relating to safety or efficacy, e.g., you may present data and disclose whether trial endpoints were met. Please revise similar statements on pages 157-158 stating your conclusions that third parties have demonstrated efficacy in clinical trials of otilimab and mavrilimumab. Additionally, we note your disclosure on page 3 that "TJC4 has been validated...." Please clarify what you mean by "validated" in your disclosure.
Our Unique Business Model, page 2

4. We note your use of "fast-to-market" and "fast-to-PoC" here and throughout the prospectus. Please revise your disclosure and similar statements throughout your prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as these statements are speculative for you to make.
Our Drug Pipeline, page 5

5. We note your disclosure on pages 176-177 that you have agreed to share in the development costs of TJ202 with Everest Medicines Limited and that you will share in the product's profit and loss in proportion to the development costs incurred. Please add explanatory disclosure to your pipeline table presentation to reflect these terms.
6. It appears from your disclosure that you have not yet commenced Phase 2 clinical development of enoblituzumab. Accordingly, please shorten the arrow in your pipeline table to reflect the current stage of development.
Use of Proceeds, page 81

7. Please revise to identify the stage of development you expect to achieve for each listed product candidate with the proceeds of the offering. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of
         Form 20-F.
Management's Discussion and Analysis and Financial Conditions and Results of Operations
Results of Operations
Research and Development Expenses, page 98

8. You provide a breakdown of the major components of your research and development expenses on page 98. For each of your key research and development projects, please also revise to quantify the research and development costs incurred during each period presented.
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Critical Accounting Policies and Significant Judgments and Estimates
Fair Value of Ordinary Shares, page 109

9. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation, beneficial conversion features, and changes in the fair value of the warrants.
Industry, page 111

10. We note your use of the Frost & Sullivan report throughout your prospectus. Please provide us with a complete copy of the report marked to show the relevant sections you cite in your disclosure.
Business, page 126

11. We note that your disclosures throughout this section reference to "progressive disease," "stable disease," "minimal response," "partial response," "very good partial response," "complete response," and "stringent complete response." Please revise your document to define these terms and disclose how responses were measured.
Phase 1 Study of Enoblituzumab Monotherapy, page 153

12. We note your reference on page 153 to treatment-related Grade 3 or higher adverse events
         (AEs). Please revise to disclose the definitions for Grade 3 or higher. To the extent a drug-related serious adverse event has occurred, or an event the investigator could not determine was unrelated to treatment, please clearly disclose the event and the number of affected patients.
Global Portfolio, page 157

13. Please expand your disclosure on page 161 with respect to the Phase 1 clinical trial for TJM2 and on page 165 with respect to the Phase 1 clinical trial for TJC4 to provide the number of patients enrolled in each referenced cohort. Please also revise page 168 to disclose the number of patients enrolled in your TJD5 program. Licensing Agreement with MorphoSys (MOR202/TJ202), page 170

14. We note your disclosure that you are required to pay tiered double-digit royalties. This disclosure is overly broad and may imply that your royalty rate is up to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate that does not exceed 10 percentage points. Please also disclose the number of years relevant to the royalty term.
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Licensing and Collaboration Arrangements, page 170

15. For each of your license and collaboration agreements, please expand your disclosure to include the termination provisions. For each of your in-license agreements and your agreements discussed under the heading "Collaboration Arrangements" on page 176, please disclose amounts paid to date.
Collaboration Agreement with Macrogenics (enoblituzumab) , page 173

16. With respect to ownership of the clinical data generated pursuant to your collaboration agreement with Macrogenics, Inc., please clarify what you mean by your reference "where co-ownership is possible." Additionally, your disclosure that you will co-own the clinical data to the extent not required for Macrogenics to maintain marketing approvals in China appears inconsistent with your disclosure that you own an exclusive license to
         Macrogenics' patents to commercialize enoblituzumab in Greater China. Please revise or advise. Please also disclose the expiry date for the latest data exclusivity period referenced on page 174.
Out-Licensing Arrangements
Licensing Agreement with CSPC Entity, page 175

17. Please disclose when the latest to expire patent is scheduled to expire.
Description of American Depositary Shares
Limitations on Obligations and Liability to ADS Holders, page 253

18. We note your disclosure that the deposit agreement contains a waiver of jury trial provision. Please revise your disclosure to clarify that by agreeing to the provision, investors will not be deemed to have waived the Company's or the depositary's compliance with the federal securities laws or the rules and regulations promulgated thereunder. Please also ensure that the deposit agreement includes a statement to that effect.
Taxation
PRC Taxation, page 257

19. We note your statement of belief that I-Mab is not a PRC resident for PRC tax purposes.
         Please revise to clearly state that the disclosure in this section is the opinion of named counsel, and revise to express a firm opinion for each material tax consequence. If such opinion is subject to uncertainty, counsel may provide a "should' or "more likely than not"
         opinion and explain why a "will" opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No. 19.
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Financial Statements
Notes to the Consolidated Financial Statements
18. Licensing and Collaboration Arrangements
Out-Licensing Collaboration Arrangements, page F-45

20. With regards to your revenue recognition conclusions for your collaboration agreement with CSPS Pharmaceutical Group Limited, please explain what consideration was given to the ongoing performance obligation of assisting CSPC in the continued optimization of the manufacturing technology.
General

21. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
22. Please ensure that all graphics are legible and provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                             Sincerely,
FirstName LastNameJielun Zhu
                                                             Division of
Corporation Finance
Comapany NameI-Mab
                                                             Office of
Healthcare & Insurance
August 24, 2019 Page 6
cc:       Z. Julie Gao, Esq.
FirstName LastName